
July 7, 2020

Glenn Laken
Chief Executive Officer
CMG Holdings Group, Inc.
2130 North Lincoln Park West 8N
Chicago, IL 60614

> **Re: CMG Holdings Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed on June 25, 2020**
> **File No. 000-51770**

Dear Mr. Laken:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ben Borgers